Exhibit 99.2

B.O.S. Better Online Solutions Ltd.
20 Freiman Street
Rishon Le Zion 75101
Israel

NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on December 20, 2011

To our Shareholders:

You are invited to attend an Annual and Special Meeting of Shareholders of B.O.S. Better Online Solutions Ltd. (the “Company”) to be held in Israel at the Company offices, at 20 Freiman Street, Rishon LeZion, Israel on December 20, 2011 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time (the “Meeting”) for the following purposes:

1.
To re-elect Messrs. Edouard Cukierman, Mr. Joel Adler, Mr. Guillaume Binder, Mr. Luis Gutierrez Roy and Mr. Ronen Zavlik to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To re-elect Mr. David Golan as an External Director of the Company (as such term is defined in the Israeli Companies Law) to hold office for an additional three-year term.

3.	To elect Ms. Orit Nir Schwartz to serve as an External Director (as defined in the Israeli Companies Law), to hold office for a period of three years.

4.	To ratify and approve compensation to our External Directors, as described in the Proxy Statement.

5.	To ratify and approve compensation to our Directors (excluding External Directors), as described in the Proxy Statement.

6.	To approve amendments to the Company’s Articles of Association, as more fully described in the proxy statement.

7.	To approve amended indemnification and exemption in favor of the Company's directors and officers.

8.	To ratify and approve liability insurance covering our directors and officers.

9.	To approve amendments to Convertible Loan Agreements between the Company and certain lenders, and to the related warrants, as more fully described in the proxy statement.

10.	To approve an Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, as more fully described in the proxy statement.

11.	To approve an increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

12.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders.

13.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2010.

14.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

The Board of Directors has fixed the close of business on November 14, 2011 as the date for determining the holders of record of Ordinary Shares entitled to notice of and to vote at the Meeting and any adjournments thereof.

Proposal 1 and Proposals 4 to 12 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 2 and 3 are special resolutions which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders, who are not controlling shareholders and who do not have a personal interest in the resolution, voted against the election of the external director does not exceed two percent of the outstanding voting power in the company.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2010 described in Proposal 13 does not involve a vote of our shareholders.

Further details of these matters to be considered at the Annual and Special General Meeting are contained in the attached Proxy Statement. Copies of the resolutions to be adopted at the Annual Meeting will be available to any shareholder entitled to vote at the meeting for review at the Company’s offices during regular business hours. The Company’s Financial Statements for the year ended December 31, 2010 were included in the Company's Annual Report on Form 20-F, filed with the US Securities and Exchange Commission (the “SEC”) on June 30, 2011 and appear on the SEC's website at www.sec.gov.

The Board of Directors believes that the shareholders of the Company should be represented as fully as possible at the Meeting and encourages your attendance. Whether or not you plan to be present kindly complete, date and sign the enclosed proxy card exactly as your name appears on the envelope containing this Notice of Annual and Special General Meeting and mail it promptly so that your votes can be recorded. No postage is required if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting, to revoke the proxy or to vote your shares in person. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting. The Company’s Proxy Statement is furnished herewith.

Joint holders of Ordinary Shares should take note that, pursuant to Article 14.13 of the Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s) of the share, and for this purpose seniority will be determined by the order in which the names stand in the shareholders’ register.

By Order of the Board of Directors,

      Edouard Cukierman
          Chairman of the Board of Directors

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE MEETING, PLEASE DATE AND SIGN THE PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE FOR WHICH NO POSTAGE IS REQUIRED IF MAILED IN THE UNITED STATES.  YOU CAN LATER REVOKE YOUR PROXY, ATTEND THE MEETING AND VOTE YOUR SHARES IN PERSON. ALL PROXY INSTRUMENTS AND POWERS OF ATTORNEY MUST BE DELIVERED TO THE COMPANY NO LATER THAN 48 HOURS PRIOR TO THE MEETING.

B.O.S. Better Online Solutions Ltd.

20 Freiman Street
Rishon Le Zion 75101
Israel

ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 20, 2011

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, NIS 20.00 nominal value (the “Ordinary Shares”), of B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) in connection with the solicitation of proxies to be voted at the Annual and Special General Meeting of Shareholders of the Company (the “Meeting”) to be held in Israel at the Company’s offices at 20 Freiman Street, Rishon LeZion, Israel on December 20, 2011 at 16:00 p.m. local time, and thereafter as it may be adjourned from time to time.

At the Meeting, shareholders of the Company will be asked to vote upon the following matters:

1.
To re-elect Messrs. Edouard Cukierman, Mr. Joel Adler, Mr. Guillaume Binder, Mr. Luis Gutierrez Roy and Mr. Ronen Zavlik to the Company’s Board of Directors, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

2.	To re-elect Mr. David Golan as an External Director of the Company (as such term is defined in the Israeli Companies Law) to hold office for an additional three-year term.

3.	To elect Ms. Orit Nir Schwartz to serve as an External Director (as defined in the Israeli Companies Law), to hold office for a period of three years.

4.	To ratify and approve compensation to our External Directors, as described in the Proxy Statement.

5.	To ratify and approve compensation to our Directors (excluding External Directors), as described in the Proxy Statement.

6.	To approve amendments to the Company’s Articles of Association, as more fully described in the proxy statement.

7.	To approve amended indemnification and exemption in favor of the Company's directors and officers.

8.	To ratify and approve liability insurance covering our directors and officers.

9.	To approve amendments to Convertible Loan Agreements between the Company and certain lenders, and to the related warrants, as more fully described in the proxy statement.

10.	To approve an Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, as more fully described in the proxy statement.

11.	To approve an increase to the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan.

12.
To reappoint Kost, Forer, Gabbay, and Kasierer, a member of Ernst & Young International Ltd., as the Company's Independent Auditors for the year ending December 31, 2011 and for such additional period until the next annual general meeting of shareholders.

13.	To review the Auditor's Report and the Company's Consolidated Financial Statements for the fiscal year ended December 31, 2010.

14.	To transact such other business as may properly come before the Meeting or any adjournments thereof.

A proxy card for use at the Meeting and a return envelope for the proxy card are enclosed. By signing the proxy card, shareholders may vote their shares at the Meeting whether or not they attend. Upon the receipt of a properly signed and dated proxy card in the form enclosed, the shares represented thereby shall be voted in accordance with the instructions of the shareholder indicated thereon, or, if no direction is indicated, then in accordance with the recommendations of the Board of Directors of the Company (the “Board of Directors”). The Company knows of no other matters to be submitted at the Meeting other than as specified in the Notice of Annual and Special General Meeting of Shareholders enclosed with this Proxy Statement. Shares represented by executed and unrevoked proxies will be voted. On all matters considered at the Meeting, abstentions and broker non-votes will not be treated as either a vote “for” or “against” the matter, although they will be counted to determine if a quorum is present.

The proxy solicited hereby may be revoked at any time prior to its exercise, by the substitution with a new proxy bearing a later date or by a request for the return of the proxy at the Meeting. All proxy instruments and powers of attorney must be delivered to the Company no later than 48 hours prior to the Meeting.

The Company expects to mail this Proxy Statement and the enclosed form of proxy card to shareholders on or about November 17, 2011. All expenses of this solicitation will be borne by the Company. In addition to the solicitation of proxies by mail, directors, officers and employees of the Company, without receiving additional compensation therefore, may solicit proxies by telephone, facsimile, in person or by other means. Brokerage firms, nominees, fiduciaries and other custodians have been requested to forward proxy solicitation materials to the beneficial owners of shares of the Company held of record by such persons, and the Company will reimburse such brokerage firms, nominees, fiduciaries and other custodians for reasonable out-of-pocket expenses incurred by them in connection therewith.

Shareholders Entitled to Vote. Only holders of record of Ordinary Shares at the close of business on November 14, 2011 are entitled to notice of and to vote at the Meeting. The Company had 2,785,959 Ordinary Shares issued and outstanding on October 31, 2011, each of which is entitled to one vote on each matter to be voted on at the Meeting. The Articles of Association of the Company do not provide for cumulative voting for the election of the directors or for any other purpose. The presence, in person or by proxy, of at least two shareholders holding at least 33⅓% of the voting rights, will constitute a quorum at the Meeting.

Votes Required. Proposal 1 and Proposals 4 to 12 are ordinary resolutions, which require the affirmative vote of a majority of the Ordinary Shares of the Company voted in person or by proxy at the Meeting on the matter presented for passage. The votes of all shareholders voting on the matter will be counted.

Proposals 2 and 3 are special resolutions which require the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders, who are not controlling shareholders and who do not have a personal interest in the resolution, voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. A personal interest that is not a result of connections with a controlling shareholder is excluded.

 “Personal Interest” is defined as: a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of his or her relative (which includes any members of his/her (or his/her spouse's) immediate family or the spouses of any such members of his or her (or his/her spouse's) immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but excluding a personal interest arising solely from holding of shares in the Company or in a body corporate.

The review of our audited Consolidated Financial Statements for the fiscal year ended December 31, 2010 described in Proposal 13 does not involve a vote of our shareholders.

I.           PRINCIPAL SHAREHOLDERS

The following table sets forth, as of October 31, 2011, to the best of the Company’s knowledge, information as to each person known to the Company to be the beneficial owner of more than five percent (5%) of the Company’s outstanding ordinary shares. Except where indicated, to the best of the Company’s knowledge based on information provided by the owners, the beneficial owners of the shares listed below have sole investment and voting power with respect to those shares. Applicable percentage ownership in the following table is based on 2,785,959 shares outstanding as of October 31, 2011.

The shareholders’ holdings reflect their voting rights. The Company’s major shareholders do not have different voting rights than other shareholders, with respect to their shares.

	Shares Beneficially Owned
Name and Address	Outstanding Shares	Warrant and Convertible Debt Shares (2)	Total Shares	Percent
Catalyst Investments (1) 3 Daniel Frisch Street, Tel-Aviv 64731, Israel	423,452	412,040	835,492	26.37%

SITA S.A. (3) 27, RTE DE GY 1252 Meinier, Geneva, Switzerland	175,734	379,379	555,063	17.70%

Bellite Pty Limited (4) 7 Beresford Road, Rose Bay 2029, NSW, Australia	163,266	253,184	416,450	13.84%

Dimex Systems (1988) Ltd. (5) 3 Tvuot Ha’aretz Street, Tel Aviv 69546, Israel	91,449	631,144	722,593	23.29%

Telegraph Hill Capital Fund I, LLC (6) 582 Market Street, Suite 700, San Francisco, California 94104, USA	96,362	149,441	245,803	8.46%

Mr. Mehra Ashim 114 West 70th Street, New York, NY 10023	214,797	-	214,797	7.79%

(1)
Catalyst Investments L.P. is the general partner of Catalyst Fund L.P., Catalyst Fund II L.P. and Catalyst Fund III, L.P., all of which are limited partnerships organized and existing under the laws of the State of Israel. Recently, the Catalyst Funds were dissolved and the Company’s shares are held by Catalyst Investments on behalf of the limited partners of the funds.

Mr. Edouard Cukierman may be deemed to have sole voting and dispositive power with respect to shares held by Catalyst Investments. Mr. Cukierman disclaims beneficial ownership in such shares, except to the extent of his proportionate interest in them as an indirect shareholder in Catalyst Investments.

Includes 194,781 shares underlying a convertible loan extended by Catalyst Private Equity Partners (Israel) II L.P. (“Catalyst Private Equity”), an Israeli limited partnership whose general partner is Catalyst Investments II L.P. In addition, includes 163,077 ordinary shares underlying a warrant granted to Catalyst Private Equity as part of the convertible loan, exercisable during a period of 18 months commencing February 2011. See Proposal 9 below in respect of the convertible loan and warrants.

Mr. Edouard Cukierman may be deemed to have voting and dispositive power with respect to shares held by Catalyst Private Equity. Mr. Cukierman disclaims beneficial ownership in such shares except to the extent of his proportionate interest in them as an indirect shareholder in the general partner of Catalyst Investment II.

(2)	Shares issuable upon exercise of warrants or upon conversion of a convertible loan that may be exercised or converted within 60 days following the date of this report.

(3)	Mr. Gérard Limat is the Chairman of SITA SA and may be deemed to have sole voting and dispositive power with respect to the shares held by SITA SA.

(4)	Mr. Les Szekely may be deemed to have sole voting and dispositive power with respect to the shares held by Bellite Pty Limited.

(5)	Ms. Gabriela Jacobs may be deemed to have sole voting and dispositive power with respect to the shares held by Dimex Systems.

(6)	Messrs. Luis Gutierrez Roy and Clarence Wesley may be deemed to have shared voting and dispositive power with respect to the shares held by Telegraph Hill Capital Fund I, LLC.

II.	RESOLUTIONS

1.             ELECTION OF DIRECTORS

At the Meeting, the shareholders are requested to re-elect five nominees to serve on the Board of Directors. Messrs. Edouard Cukierman, Mr. Joel Adler, Mr. Guillaume Binder, Mr. Luis Gutierrez Roy and Mr. Ronen Zavlik will be nominated for reelection.

These directors, who are not external directors, are elected at the annual general meeting of shareholders to serve until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified.

All of the Company’s directors, except for Mr. Edouard Cukierman, are independent directors in accordance with NASDAQ Listing Rules.

Pursuant to the Company’s Articles of Association, the number of directors in the Company (including external directors) shall be determined from time to time by the annual general meeting, provided that it shall neither be less than four nor more than eleven.

The Companies Law provides that a nominee for a position of a director shall have declared to the Company that he or she complies with the qualifications prescribed by the Companies Law for appointment as a director. All of the proposed nominees have declared to the Company that they comply with such qualifications.

On October 27, 2011, the Independent Committee of the Company, as well as the Board of Directors, recommended the re-election of the proposed nominees.

The five nominees named in this Proposal 1, if elected, shall each hold office until the next annual general meeting of shareholders and until their respective successors are duly elected and qualified, unless any office is vacated earlier. The Company is unaware of any reason why any nominee, if elected, should be unable to serve as a director. All nominees listed below have advised the Board of Directors that they intend to serve as directors if elected.

Nominees for the Board of Directors

Certain information concerning the nominees:

Name	Age	Position
Mr. Edouard Cukierman (1)	46	Chairman of the Board of Directors
Mr. Joel Adler (2)	57	Director
Mr. Guillaume Binder (3)	56	Director
Mr. Ronen Zavlik (3)	50	Director
Mr. Luis Gutierrez Roy (4)	41	Director

(1) Mr. Edouard Cukierman holds 4,334 Ordinary Shares and 95,592 options to purchase Ordinary Shares directly, 1,285 Ordinary Shares through a wholly owned company, E.D.I European Development and Investments Ltd. and an additional 2,520 Ordinary Shares through Cukierman & Co. Investment House Ltd.  Does not include shares as to which Mr. Cukierman may be deemed to share beneficial ownership (see "Principal Shareholders" above.)

(2) Brada Investments Limited is discretionary trust, of which Mr. Joel Adler, a director of the Company, is one of the beneficiaries. Brada Investments Limited holds 28,185 Ordinary Shares. Mr. Joel Adler holds 5,800 options, which he received as a director.

(3) Each of Messrs Zavlik and Binder holds 4,300 options to purchase the Company’s Ordinary Shares, which they received as directors.

(4) Telegraph Hill Capital Fund I, LLC is a Delaware company, of which Mr. Luis Gutierrez Roy is a managing director, holds 96,362 Ordinary Shares, a loan and interest that is convertible into 73,502 Ordinary Shares, warrants to purchase 61,539 Ordinary Shares and options to purchase 14,400 Ordinary Shares.  Mr. Gutierrez Roy may be deemed to have shared voting and dispositive power with respect to the Ordinary Shares beneficially owned by Telegraph Hill Capital Fund I, LLC.

Mr. Edouard Cukierman has been a director of the Company since May 2003 and Chairman of the Company since June 2003. He is the founder of Cukierman & Co Investement House (CIH) and Catalyst Fund. Since its establishment in 1993, CIH realized more than € 3.5 billion of corporate finance transactions. Prior to managing Catalyst in 2000, he was the President and CEO of the Astra Technological Investments, a Venture Capital Fund established in 1993, which was the first Israeli company to go public in Continental Europe. He is the Founder of the Go4Europe yearly conference. He is a board member of Lamina Technologies in Switzerland, Dorimedia and Harmon.ie in Israel. Edouard Cukierman has been the Chairman of the European Committee of the “High-Tech Industry Association” in Israel since May 2011. Mr. Cukierman is a board member of “Alliance Israelite Universelle en Israel” and a board member of Sar-El (a program that brings volunteers from all the world to IDF in Israel). In the past, Mr. Cukierman was the President of the Supervisory Board of Citec Environment SA and Services in Paris. He was a Board member of Orex, MTI Wireless and other portfolio companies of Catalyst and served as a Board member of Otto Capital, a Singapore based VC fund. Mr. Cukierman serves as Reserve officer, the Crisis & Hostage Negotiation Team and he is an officer (Reserve) of the Spokesman Unit. Mr. Cukierman holds an MBA from INSEAD, Fontainebleau, France and a B.Sc. from the Technion - Israel Institute of Technology.

Mr. Joel Adler has been a director of the Company since June 2005. Mr. Adler is a partner in Mishcon de Reya a leading law firm in London. He specializes in mergers & acquisitions and corporate finance work, in particular international corporate transactions. Mr. Adler advises a number of major Israel based companies on their business activities in the UK and Europe and on IPO of foreign companies on the London Stock Exchange (AIM).  Mr. Adler joined Mishcon de Reya as a partner in 2006, from the London law firm of Speechly Bircham, where he was a partner from 1999. Previously, Mr. Adler was head of the corporate department of Rakisons (now part of U.S. law firm Steptoe & Johnson). He gained his experience with other leading law firms in London Herbert Oppenheimer Nathan & Vandyck (now Denton Wilde Sapte) and DJ Freeman. He is a member of the Israeli Bar and worked for the well-known Israeli law firm Caspi & Co. for two years. Mr. Adler holds a Law degree from Bar Ilan University in Israel, and an LLM from London University. He was born and educated in Vienna.

Mr. Guillaume Binder has been a director of the Company since July 2008. Mr. Binder is a licensed lawyer in France and holds a Masters in Law from Paris University, a certificate of specalization in Corporate and Tax Law and a degree of superior accounting study (DECS). Mr. Binder serves as a director in several seed and startup companies, including First Care products and Neuronix.

Mr. Ronen Zavlik has been a director of the Company since May 2003. He is a partner in the CPA firm of Grinberg-Zavlik, which he founded in 1987. His firm provides a wide range of audit, tax consultancy and CFO services to a wide variety of companies. Mr. Zavlik provides internal auditing services to a number of large companies whose shares are traded on the Tel-Aviv Stock Exchange, including Ma’ariv Holdings Ltd., Extra Plastic Ltd., Rapid Vision Ltd., Hachsharat Hayishuv Hotels Ltd., Danshar (1963( Ltd., Elad Europe Ltd., Orad (Hai) Investments and Holdings Ltd. Mr. Zavlik holds a B.A. in Accountancy and Business Management from the College of Management in Tel-Aviv. Mr. Zavlik holds an accounting license in Israel, is a certified internal auditor in the United States and a member of the Institute of Certified Public Accountants in Israel.

Mr. Luis Gutierrez Roy has been a director of the Company since October 2010. Mr. Gutierrez Roy has been a managing partner at Telegraph Hill Capital Fund I, LLC since 2008. He was a managing director of Corporate Finance and co-head of the Technology, Media and Telecom Group at Ernst & Young (E&Y) in Spain from 2001 to 2008. Prior to E&Y, he led the Corporate Value Consulting practice at PricewaterhouseCoopers (PwC) in its Barcelona office from 1999 to 2001. Prior to joining PwC Spain, he worked for PwC and Houlihan Valuation Advisors in San Francisco from 1996 to 1999, and the Barcelona Stock Exchange, where he started his professional career in 1993. Mr. Gutierrez Roy has advised companies in cross-border transactions in Europe, the United States, Asia and Latin America. Mr. Gutierrez Roy holds a B.Sc. in Business Administration from the University of Barcelona, and an MBA from the University of San Francisco.

Compensation of Directors and Officers

The following table presents the total compensation paid to or accrued on behalf of all of our directors and officers as a group for the year ended December 31, 2010:

	Salaries, Directors' fees, Service fees, Commissions and Bonus (1)	Pension, Retirement and Similar benefits
All directors and officers as a group (then 12 persons)	$904,027	$127,818

(1) Includes consulting and other fees paid to Cukierman & Co., of which Mr. Edouard Cukierman, the Company’s Chairman, is (indirectly) a controlling shareholder, and stock based compensation in the amount of $168,548.

Such remuneration does not include amounts expended by the Company for expenses, including business association dues and expenses reimbursed to said officers, and other fringe benefits commonly reimbursed or paid, as the case may be.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect the following persons to serve as members of the Board of Directors of the Company: Edouard Cukierman, Joel Adler, Guillaume Binder, Luis Gutierrez Roy, and Ronen Zavlik, to serve until the next Annual General Meeting of Shareholders and until their successors have been duly elected and qualified.”

Upon the receipt of a properly signed and dated proxy card and unless otherwise instructed in the proxy card, the persons named in the enclosed proxy will vote the shares represented thereby FOR the above-mentioned proposal.

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

2.             RE-ELECTION OF EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Companies Law to have at least two external directors.

The Companies Law provides that a person may not be appointed as an external director if: (i) the person is a relative of a controlling shareholder; (ii) the person, or the person’s relative, partner, employer or an entity under that person’s control, has or had during the two years preceding the date of appointment any affiliation with the company, or the controlling shareholder or its relative; (iii) in a company that does not have a controlling shareholder, such person has an affiliation (as such term is defined in the Companies Law), at the time of his appointment, to the chairman, chief executive officer, a shareholder holding at least 5% of the share capital of the company or the chief financial officer; and (iv) if such person’s relative, partner, employer, supervisor, or an entity he controls, has other than negligible business or professional relations with any of the persons with whom the external director himself may not be affiliated. The term “relative” means a spouse, sibling, parent, grandparent and child, and child, sibling or parent of a spouse or the spouse of any of the foregoing. The term “affiliation” includes an employment relationship, a business or professional relationship maintained on a regular basis, control and service as an office holder (excluding service as an external director of a company that is offering its shares to the public for the first time).

In addition, no person may serve as an external director if the person’s position or other activities create or may create a conflict of interest with the person’s responsibilities as director or may otherwise interfere with the person’s ability to serve as director.  If, at the time an external director is appointed, all members of the board of directors who are not controlling shareholders or their relatives, are of the same gender, then that external director must be of the other gender. A director of one company may not be appointed as an external director of another company if a director of the other company is acting as an external director of the first company at such time. For a period of two years from termination from office, the company or its controlling shareholder may not give any direct or indirect benefit to the former external director.

At least one of the external directors elected must have “accounting and financial expertise” and any other external director must have “accounting and financial expertise” or “professional qualification,” as such terms are defined by regulations promulgated under the Companies Law.

The external directors are required to be elected by the shareholders. The term of service of an external director is three years and may be extended for up to two additional three year terms.

All of the external directors of a company must be members of its audit committee, and any committee of a company’s board of directors that is authorized to exercise one or more powers of the board of directors must include at least one external director.

Our External Directors meet the standards of independence as defined under the Israeli Companies Law, SEC regulations and NASDAQ Listing Rules.

As required under Israeli law, the Company has had two external directors, Mr. David Golan and Ms. Nelly Assouline. Ms. Assouline’s term has ended on November 13, 2011. Mr. Golan's current term as an external director expires on February 17, 2012.

On October 27, 2011, the Independent Committee of the Company, as well as the Board of Directors, recommended the re-election of David Golan to the Board as an External Director for another term. Subject to shareholder approval, Mr. Golan’s second term as an External Director shall commence on February 18, 2012.

A brief biography of Mr. David Golan is set forth below:

DAVID GOLAN has been an external director of the Company since February 2009. Mr. Golan provides private investment banking, managerial and consulting services. He currently serves as a director in several companies, both public and private. Previously, until 2002, he served as an Executive Director of a group of companies in the Rad-Bynet group. In the years 1998-2000 he served as President of the Zeevi Investments group. Between 1997-1998, Mr. Golan served as President of Clal Trading Ltd. and between 1992-1997 he served as Vice President in Clal Trading Ltd. Between the years 1988-1992 Mr. Golan served as managing director of Gal Industries Ltd. Mr. Golan holds a bachelors degree in Economics and Statistics from the Hebrew University, an MBA from New York University and took part in a senior management course in IMD Lausaunne.

Mr. Golan meets the legal requirements for an external director and has accounting and financial expertise, as well as professional qualifications.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to re-elect Mr. David Golan as an external director to the Company's Board of Directors, for an additional period of three years commencing on February 18, 2012.”

Vote Required

Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. A personal interest that is not a result of connections with a controlling shareholder is excluded.

For a definition of "Personal Interest" under the Companies Law, see Page 4 above under the Caption "Votes Required".

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal 2. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to this Proposal 2, then by signing the Proxy Card and submitting it, such shareholder declares that he has no Personal Interest in connection with this Proposal 2.

3.             ELECTION OF A NEW EXTERNAL DIRECTOR

On October 27, 2011, the Independent Committee of the Company, as well as the Board of Directors, recommended the election of Ms. Orit Nir Schwartz to the Board as an External Director. Subject to shareholder approval, Ms. Schwartz’s first term as an External Director shall commence on the date of the Meeting.

Our Independences Committee and Board of Directors have determined that Ms. Orit Schwartz   qualifies, and meets the applicable independence standards, to be elected as an external director, after receiving from her declarations confirming such standards under the Israeli Companies Law, SEC regulations and NASDAQ Listing Rules. In addition, our Board of Directors has determined that Ms. Schwartz has “professional qualifications,” as such term is defined under the Israeli Companies Law.

A brief biography of Ms. Schwartz is set forth below:

ORIT NIR SCHWARTZ  is the current Marketing Manager of the Imaging and Printing Group of Hewlett-Packard (HP) in Israel. Between 2004 and 2011, Ms. Schwartz worked as the Marketing Manager of Miller Jewellers, and previously, as Managing Manager of Siemens Mobile Phones from 2002 to 2003, and as Product Marketing Manager in the Marketing Division of Cellcom from 2000 to 2002. Ms. Schwartz holds a bachelors degree in Economics and Management from the Technion - Israel Institute of Technology and an MBA from Tel Aviv University with concentrations in Marketing, Technology & Operational Systems Management.

The current employer of Orit, Hewlett-Packard, maintains business relations on a very small scale with the Company (up to NIS 20,000 in annual sales). In compliance with the Israeli Companies Regulations (Matters that Do Not Constitute Affiliation) – 2006, the Audit Committee of the Company discussed the matter, and has determined that these relations, which had begun before Orit’s nomination, are negligible both from the candidate’s point of view and the Company’s point of view, and therefore, do not prohibit Orit’s appointment as an External Director.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to elect Ms. Orit Nir Schwartz as an external director to the Company's Board of Directors, for a period of three years commencing on the date of this General Meeting.”

Vote Required

Pursuant to the Companies Law, the election of an external director requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, provided that either (i) at least a majority of the voted shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution are voted in favor of the election of the external director; or (ii) the total number of shares of shareholders who are not controlling shareholders and who do not have a personal interest in the resolution voted against the election of the external director does not exceed two percent of the outstanding voting power in the company. A personal interest that is not a result of connections with a controlling shareholder is excluded.

For a definition of "Personal Interest" under the Companies Law, see Page 4 above under the Caption "Votes Required".

Each shareholder voting at the Meeting or prior thereto by means of the accompanying Proxy Card is requested to indicate if he, she or it has a Personal Interest in connection with this Proposal 3. If any shareholder casting a vote in connection hereto does not explicitly indicate on the proxy card that he, she or it has a Personal Interest with respect to this Proposal 3, then by signing the Proxy Card and submitting it, such shareholder declares that he has no Personal Interest in connection with this Proposal 3.

4.            RATIFICATION AND APPROVAL OF COMPENSATION TO EXTERNAL DIRECTORS

        The compensation of the Company's external directors is regulated by the Israeli Companies Regulations (Rules Regarding Compensation and Expenses to External Directors) - 2000, as amended, or the Regulations, and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel) - 2000, as amended.

Under the Israeli Companies Law and pursuant to the Regulations, a company is generally required to pay its external directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings). A nominee for external director must be informed of the compensation to be paid by a company prior to the nominee’s consent to serve in such capacity, and such compensation generally may not be modified during the three-year term of service. Also, the compensation paid to each of the company’s external directors must be the same (except that “expert external directors” may receive higher compensation than non-experts).

The Company’s Audit Committee and Board of Directors have approved and ratified the compensation for external directors.

The compensation consists of an annual fee and a per meeting attendance fee equal to the “fixed” statutory amount applicable to companies of the Company’s size, as set forth from time to time, in the applicable Regulations, subject to increase in accordance with the Israeli consumer price index.

In addition, upon commencement of their term, external directors shall receive 1,500 options to purchase Ordinary Shares of the Company on the terms as provided to the other (non-external) directors and described below.

Exercise Price – equal to the average closing price of the shares on the Nasdaq Global Market on the 20 trading days preceding the appointment of the director.

Option Terms – The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

Maximum Option Term – Five years from grant.

Payment – Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

Restrictions On Transfer– Options are exercisable only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company’s Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder’s death or disability.

 Under the Israeli Companies Law and its regulations, the adoption of the proposed resolution (in respect to the options’ component) requires the approvals of the Audit Committee, Board of Directors and Shareholders, in that order. Our Audit Committee and Board of Directors have approved such compensation.

                 At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, subject to the re-election of Mr. David Golan, and the election of Ms. Orit Schwartz, as external directors for three-year terms, to pay to these external directors, effective as of their respective commencement of term and for the duration of their services in such capacity, compensation in the form of the “fixed” amount of cash compensation payable to external directors in companies of the Company’s size, as set forth in the Regulations from time to time, and grant them 1,500 Options to purchase Ordinary Shares of the Company, in the terms specified in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

5.             RATIFICATION AND APPROVAL OF COMPENSATION TO DIRECTORS

Our Board of Directors, following the Meeting and subject to the approval of Proposals 1-3, shall consist of seven directors, two of whom are "external directors" for Israeli law purposes. External directors, as discussed above, are subject to special election and compensation requirements under Israeli law.

The Company’s Audit Committee and Board of Directors have approved and ratified the compensation for directors, excluding (1) external directors of the Company; (2) directors who are also officers of the Company; and (3) Mr. Edouard Cukierman, the Chairman of the Board, who has signed with the Company a separate Active Chairman Agreement (see Proposal 10 below for further details).

The compensation consists of an annual fee of NIS 26,140 and a meeting attendance fee of NIS 1,353. The directors shall be entitled to 60% of the attendance fee for a Board meeting held via teleconference and to 50% of such fee for a meeting held without convening (in accordance with section 103 of the Israeli Companies Law.) Such compensation is linked to Israeli CPI index since October 2011.

In addition to the fees, all of the first-time elected directors shall receive 1,500 options to purchase the Company’s Ordinary Shares and if applicable, an additional amount of 1,500 options to purchase the Company’s Ordinary Shares on the third anniversary of their service as directors of the Company. Mr. Binder, who if re-elected, will be commencing his fourth year of service on the Company's Board, shall be entitled to such options.  The terms of the options are:

Exercise Price – equal to the average closing price of the shares on the Nasdaq Global Market on the 20 trading days preceding the appointment of the director.

Option Terms – The Options will vest and become exercisable over a period of three years, in three equal parts as follows: 33.33% after one year from the date of grant, with an additional 33.33% becoming exercisable upon the expiration of each of the two years thereafter.

Maximum Option Term – Five years from grant.

Payment – Payment for Ordinary Shares purchased upon exercise of Options must be made in full upon exercise of the Option, by cash or check or cash equivalent, or by the assignment of the proceeds of a sale of some or all of the shares being acquired upon exercise of an Option, or by any combination of the foregoing.

Restrictions On Transfer– Options are exercisable only by such Option holder, and may not be assigned or transferred except by an advance approval of the Company’s Audit Committee, by will or by the laws of descent and distribution. Options shall be exercisable during the term the Option holder holds office as a director of the Company or within 60 days after leaving this position, with certain exceptions in the case of the Option holder’s death or disability.

 Under the Israeli Companies Law, the adoption of the proposed resolution requires the approvals of the Audit Committee, Board of Directors and Shareholders, in that order. Our Audit Committee and Board of Directors have approved such compensation.

                 At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve a cash compensation and the grant of 1,500 Options to purchase Ordinary Shares of the Company, in the manner described in the Proxy Statement, to all directors that are appointed to the Board of Directors, now and in the future (other than external directors, directors who are also officers of the Company and the current Chairman of the Board).”

Vote Required

                 The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

6.	AMENDMENTS TO THE COMPANY’S ARTICLES OF ASSOCIATION

A. Amendment to Allow Indemnification and Insurance to the Full Extent Permitted by Law

A recent amendment to the Israeli Securities Law, 5728-1968 (the "Israeli Securities Law"), and a corresponding amendment to the Companies Law, authorize the Israeli Securities Authority to impose administrative sanctions against companies and their office holders for certain violations of the Israeli Securities Law or the Companies Law.

These sanctions include monetary sanctions and certain restrictions on serving as a director or senior officer of a public company for certain periods of time. The maximum amount of the monetary sanctions that could be imposed upon individuals is a fine of NIS 1,000,000 (currently equivalent to $284,333), plus the greater of the following amounts payable to persons who suffered damages as a result of the violation: (i) the amount of profits earned or losses avoided by the violator as a result of the violation, up to NIS 1,000,000, or (ii) compensation for damages suffered by the injured persons, up to 20% of the fine imposed on the violator.

The amendments to the Israeli Securities Law and to the Companies Law provide that only certain types of liabilities may be reimbursed by indemnification and insurance. Specifically, legal expenses (including attorneys' fees) incurred by an individual in the applicable administrative enforcement proceeding and any compensation payable to injured parties for damages suffered by them (as described in clause (ii) of the immediately preceding paragraph) are permitted to be reimbursed via indemnification or insurance, provided that such payments are authorized by the company's articles of association.

Accordingly, in order to update our Articles of Association with respect to indemnification and insurance to be in line with these amendments to the Israeli Securities Law and to the Companies Law and to enable us to continue to be able to indemnify and insure our office holders to the full extent permitted by law, the Company proposes to amend Article 22.2 and Article 22.4 of its Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

                 At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Article 22.2 and Article 22.4 of the Company’s Articles of Association be amended with the changes marked below:

22.2
The Company may indemnify an Office Holder retroactively for an obligation or expense as specified in sub-paragraphs 22.2.1 22.2.2 and 22.2.3 below, imposed on him in consequence of an act or ommission done in his capacity as an officer in the Company.

22.2.1	a monetary obligation imposed on him in favor of another person pursuant to a judgment, including a judgment given in settlement or an arbitrator's award that has been approved by a court;

22.2.2
reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction;

22.2.3
reasonable litigation expenses, including advocates' professional fees, incurred by the Office Holder or which he is ordered to pay by a court, in proceedings filed against him by the company or on its behalf or by another person, or in a criminal indictment in which he is acquitted, or in a criminal indictment in which he is convicted of an offence that does not require proof of criminal intent;

22.2.4
expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law;  and

22.2.5	payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law.

22.4
A company may enter into a contract to insure the liability of an Office Holder therein for an obligation imposed on him in consequence of an act or ommission done in his capacity as an Office Holder therein, in any of the following cases:

22.4.1	a breach of the duty of care vis-a-vis the Company or vis-a-vis another person;

22.4.2	a breach of the duty of fidelity vis-a-vis the Company, provided that the Office Holder acted in good faith and had reasonable basis to assume that the act would not harm the Company;
22.4.3	a monetary obligation imposed on him in favor of another person.
22.4.4
(i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.”

B.	Amendment to Allow for Waiver by a Majority of Directors of a Notice of a Board of Directors’ Meeting in Urgent Circumstances

Section 100 of the Companies Law requires that notice of a meeting of the board of directors be given a reasonable time in advance of the meeting. A recent amendment to Section 102 of the Companies Law provides, as an exception to this general rule, that convening a board meeting without prior notice is permissible in urgent circumstances, subject to the consent of a majority of the directors. Accordingly, in order to align our Articles of Association with the foregoing provisions of the Companies Law, we propose to amend Article 17.3 of the Company's Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined. The words proposed to be deleted are presented by "strikethrough" with a horizontal line through the center of them.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Article 17.3 of the Company’s Articles of Association be amended with the changes marked below:

17.3
Notice of a board of directors' meeting shall be sent to all its members at least three days prior to the date of the meeting. The notice shall be sent to the address of the director which was furnished to the Company in advance, and shall state the date, time and place of the meeting, and reasonable details of all the matters on the agenda.

Notwithstanding the aforegoing, in urgent circumstances, the board of directors may convene a meeting without notice, with ~~all~~ a majority of  the directors' agreement.”

C.	Amendment Regarding New Audit Committee Quorum Requirements

        A recent amendment to the Israeli Companies Law added new Section 116A, which provides certain quorum requirements with respect to meetings of a company's audit committee. Specifically, a quorum of the  audit committee shall consist of a majority of its members, provided that a majority of those present are independent directors (as defined under the Israeli Companies Law), at least one of whom is an external director.

Our Articles of Association provide that the meetings and proceedings of committees of the board of directors are governed by the provisions regulating the board of directors, which require a majority of the directors then in office who are lawfully entitled to participate in the meeting and vote thereon. In order to conform with the particular audit committee quorum requirement set in the amendment to the Israeli Companies Law, the Company proposes to amend Article 19.2 of its Articles of Association as set forth below. The words proposed to be added are highlighted in boldface font and underlined.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that Article 19.2 of the Company’s Articles of Association be amended with the changes marked below:

19.2
The meetings and discussions of any board of directors' committee composed of two or more members shall be governed by the provisions of these articles regarding board of directors' meetings and the voting thereat, mutatis mutandis, so far as not superseded by the Companies Law, and subject to the board of directors' resolutions regarding arrangements for the committee's meetings (if any).”

Vote Required

                 The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolutions in this proposal.

7.	APPROVAL OF A FORM OF AMENDED INDEMNIFICATION LETTER IN FAVOR OF DIRECTORS

The Companies Law and our Articles of Association authorize us, subject to the receipt of requisite corporate approvals, to agree in advance to indemnify our and provide exemption to directors and officers, subject to certain conditions and limitations.

On February 18, 2003, the Company’s shareholders approved the grant of indemnification letters to all directors and officers of the Company, including directors and officers to be appointed in the future. On May 18, 2006, the Company’s shareholders approved an amendment to the indemnification letter.

The Company has subsequently provided indemnification letters in favor of the Company’s directors and officers agreeing to indemnify them to the fullest extent permitted by law.

Subject to the approval of the Company’s Articles of Association as proposed in Proposal No. 6 (A) above, we propose to approve a modified form of such indemnification letter to ensure that the Company’s directors are afforded protection to the fullest extent permitted by law. The proposed form of amended indemnification (and exemption) letter is attached hereto asAnnex A and is marked to reflect the changes made to the form that was approved in the past.

The proposed form of amended indemnification letter in favor of directors requires the approval of the Company’s Audit Committee, Board of Directors and shareholders, in that order. The form of amended indemnification letter, as described above, was approved by our Audit Committee and Board of Directors. The Company’s Audit Committee and Board of Directors believe that approval of the form of amended indemnification letter is in the best interests of the Company as it will enable the Company to attract and retain highly qualified directors from time to time.

At the Meeting, the shareholders will be asked to approve granting the amended indemnification letter in the form ofAnnex A hereto to our directors and officers serving from time to time in such capacity. For the avoidance of doubt, if the proposal is not approved, the validity of the existing form of indemnification letter will not be affected and it shall remain in full force and effect.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the amended indemnification and exemption pursuant to a letter in the form of Annex A hereto, to be provided to directors and officers of the Company serving from time to time in such capacity.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

8.	APPROVAL AND RATIFICATION OF LIABILITY INSURANCE FOR DIRECTORS

The Companies Law and our Articles of Association authorize the Company, subject to receipt of all approvals required under applicable law, to insure our officers and directors for liability by reason of acts or omissions committed while serving in their respective capacities as officers or directors, with respect to: (a) a breach of the duty of care vis-à-vis the Company or vis-à-vis another person; (b) a breach of the duty of fidelity vis-à-vis the company, provided that the director acted in good faith and had reasonable basis to assume that the act would not harm the Company; and (c) a monetary obligation imposed on him in favor of another person. If Proposal 6 above is approved, our Articles will also authorize the Company to insure our officers and directors for: (i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

                Under Israeli law, the insurance of directors is required to be approved by our Audit Committee, Board of Directors and shareholders. Our Audit Committee and Board of Directors have ratified and approved the Company’s directors’ and officers’ liability insurance policy, with liability coverage of $5.0 million per event and per period, at an annual premium of $29,000 (the “Policy”).

Our Audit Committee and Board of Directors believe that it is in the Company’s best interests to provide our directors and officers liability insurance coverage to enable us to attract and retain highly qualified directors and officers from time to time.

At the Meeting, the shareholders will be asked to ratify and approve the Policy and any renewal and/or extension of the Policy, and the purchase of any other directors' and officers' insurance policy upon the expiration of the Policy from the same or a different insurance company, provided that such renewal, extension or substitution is on terms substantially similar to or more favorable than those of the then effective insurance policy, and that the annual premium does not exceed an amount representing an increase of either 25% in any year, as compared to the previous year, or cumulatively for the number of years since the last such increase. The approval will apply to current directors and officers and any future directors and officers who may serve from time to time.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, that the liability insurance coverage described in the Proxy Statement relating to the Meeting, and any renewals, extensions or substitutions pursuant to the limitations set forth in such Proxy Statement, for the benefit of all current and future directors and officers of the Company who may serve from time to time, be and hereby is approved.”

Vote Required

                 The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

9.            AMENDMENTS TO CONVERTIBLE LOAN AGREEMENTS AND WARRANTS

In August 2009, and in February 2010, the Company closed a convertible loan financing with several lenders, including Catalyst Private Equity Partners (Israel) II L.P., Telegraph Hill Capital Fund I, LLC, Dimex Systems Ltd., certain other shareholders, and members of the Company’s management. The financing consisted of loans with a term of three years that bear interest at a rate equal to 8% per annum, compounded annually. The Company was to repay the loan principal amount and the accrued interest in one payment at the end of the term, unless converted earlier into Ordinary Shares at the discretion of the lenders. The loan conversion rate is $ 3.25 per Ordinary Share.

In addition, the Company granted the lenders warrants to purchase 100% of the number of ordinary shares into which their loan is convertible. The warrants are exercisable, in whole or in part, from 18 months to 36 months from grant, at an exercise price per Ordinary Share of $ 2.75.

As of October 31, 2011, the amount of the outstanding loans together with accrued interest is $2,990,777. In light of the challenging business environment and ongoing volatility in the financial markets, the Company determined that it would be in its best interests to strengthen its capital structure by seeking to induce the lenders to convert the loans into Ordinary Shares at this time, rather than waiting until the maturity of these loans.

Following  negotiations with the lenders, the Company's Audit Committee and Board of Directors approved the following amendments to the terms of the convertible loan and extensions to the lenders’ warrants. These amendments are subject to the shareholders' approval.

(1)
The principal and accrued interest of 66.9% of the loan ($2,000,403 as of October 31, 2011)  will be converted into Ordinary Shares of the Company at a reduced conversion price of $1.50 per share (instead of the current conversion rate of $3.25 per share).  The $1.50 conversion price represents a 27% premium to the volume weighted average price per share of the Company’s Ordinary Shares during the 30-day period prior to the completion of such negotiations.

(2)
The term of the warrants issued to the lenders, to purchase 515,325 Ordinary Shares, shall be extended by an additional 2 (two) years, until July 2014 and February 2015. The warrants' exercise price of $2.75 per Ordinary Share shall remain unchanged.

(3)	The remaining 33.1% of the loan and accrued interest ($990,374 as of October 31, 2011), held by Dimex Systems Ltd., shall be divided into two:

a.	50% of such loan ($495,187) shall be converted into Ordinary Shares on the same terms as above, and the term of the corresponding 128,659 warrants shall be extended until July, 2014 and February 2015.

b.	The remaining 50% of the loan (“Remaining Debt”), which constitutes about 16.6% of the entire convertible loan financing, shall remain outstanding, and will be subject to the following revised terms:

o	The principal and interest of the Remaining Debt shall be repaid in monthly installments starting January 2014 and continuing for 2 years.
o	The annual interest rate of the Remaining Debt starting on the date of the shareholders’ approval shall be reduced from 8% to 4%.

Following the conversions decribed above, the  amount of the Company’s debt and accrued interest liability will decrease by $2,495,590 and the amount of outstanding shares of the Company will increase, as of October 31, 2011, by 1,663,727 Ordinary Shares. Assuming a closing of the conversion transacations on December 21, 2011, immediately following a shareholders’ approval, the amount of outstanding shares of the Company will increase by 1,681,965 Ordinary Shares.

In light of the increased dilution to the holdings of existing Company’s shareholders, the Company has decided to submit the amendment to the terms of the convertible loans to shareholder approval.

At the Meeting, the Board of Directors proposes that the following resolution be adopted:

“RESOLVED, to approve the amendments to the convertible loan agreements and the respective warrants, as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

10.           APPROVAL OF ACTIVE CHAIRMAN AGREEMENT

The Company has entered into an Active Chairman Agreement with Edouard Cukierman pursuant to which, subject to shareholder approval, in consideration for Mr. Cukierman’s services as the Company’s Active Chairman in the years 2011-2014, he shall be granted options to purchase 89,440 Ordinary Shares, and be paid a monthly cash payment of $5,000 (Five Thousand Dollars), plus VAT at the prevailing rate. Payment of the cash fee shall be made each month in respect of the previous month of service, except that no cash fees shall be paid prior to or in the absence of shareholder approval and, subject to such approval, the cash fees shall be paid retroactively to January 2011.

The exercise price of the options shall be equal to 110% of the weighted average of the closing prices of the Company’s Ordinary Shares on the NASDAQ market, during the thirty-day period preceding the date of approval of the agreement by the Company’s shareholders. The options shall vest and become exercisable in 16 equal quarterly installments of 5,590 options each. The first three installments shall vest immediately following the shareholders approval, the fourth installment shall vest on December 31, 2011, and any additional installment shall vest at the end of each subsequent calendar month, provided that in each case, Mr. Edouard Cukierman shall hold his position as Chairman of the Board at the applicable vesting date.

Pursuant to the agreement, if Mr. Cukierman’s service to the Company is terminated by the Company for no cause then: (a) any unvested options shall be accelerated, so that they become immediately vested in full as of the date of the termination and (b) the accelerated options and any previously vested options shall be exercisable for twenty four (24) months following the termination.

The options and the cash fee shall be in lieu of any compensation, fees or options otherwise payable by the Company to Mr. Cukierman as a director.

In 2003, the Company entered into a non-exclusive investment banking and business development services agreement with Cukierman & Co. Investment House Ltd. ("CIH"), which is indirectly controlled by Mr. Edouard Cukierman.  Pursuant to such agreement with CIH, CIH is paid a monthly fee of $10,000 plus VAT, and is entitled to certain success fees. For additional information regarding this agreement, please refer to the Company's Annual Report on Form 20-F, filed with the U.S. Securities and Exchange Commission on June 30, 2011.

Pursuant to the Israeli Companies Law, the Active Chairman Agreement was approved by the Company’s Audit Committee prior to the approval by the Company’s Board of Directors.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve the Active Chairman Agreement between the Company and Mr. Edouard Cukierman, the Company’s Chairman of the Board, as described in the Proxy Statement.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

11.           INCREASE OF 2003 ISRAELI SHARE OPTION PLAN

                Under the 2003 Israeli Share Option Plan, employees, directors, consultants and service providers of the Company or its subsidiaries may be offered an opportunity to acquire Ordinary Shares of the Company. The Board of Directors has approved (subject to Shareholder approval) to increase the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, by 270,000 to a total of 1,100,000. This 2003 Plan is the only active plan from which options are being granted, and as of October 31, 2011, has 23,047 available options for grant.

                At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, to approve an increase of the number of options available for issuance under the Company’s 2003 Israeli Share Option Plan, by 270,000 to a total of 1,100,000.”

Vote Required

                 The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

12.           REAPPOINTMENT OF INDEPENDENT AUDITORS

The Board of Directors recommends that the shareholders reappoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young International Ltd., as the independent auditors of the Company for the year ending December 31, 2011, and for such additional period, until the next annual general meeting of shareholders. Kost, Forer, Gabbay & Kasierer have served as the Company’s independent auditors since the first quarter of 2002.

The table below summarizes the audit and other fees paid and accrued by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer during each of 2009 and 2010:

	Year Ended December 31, 2010		Year Ended December 31, 2009
	Amount	Percentage	Amount	Percentage
Audit Fees	$91,000	90%	$75,000	93%
Tax Fees (1)	$10,000	10%	$6,000	7%
Total	$101,000	100%	$81,000	100%

(1)	“Tax Fees” are fees for professional services rendered by the Company’s auditors with respect to to annual tax reports.

Audit Committee’s pre-approval policies and procedures:

The Audit Committee is responsible for the oversight of the independent auditors’ work, including the approval of services provided by the independent auditors. These services may include audit, audit-related, tax or other services, as described above. On an annual basis, the audit committee pre-approves audit and non-audit services to be provided to the Company by its auditors, listing the particular services or categories of services, and sets forth a specific budget for such services. Additional services not covered by the annual pre-approval may be approved by the Audit Committee on a case-by-case basis as the need for such services arises. Furthermore, the Audit Committee has authorized the Committee Chairman to pre-approve engagements of the Company’s auditors so long as the fee for each such engagement does not exceed $5,000 and so long as the engagement is notified to the Committee at its next subsequent meeting. Any services pre-approved by the Audit Committee (or by the Chairman) must be permitted by applicable law.

At the Meeting, the Board of Directors will propose that the following resolution be adopted:

“RESOLVED, that Kost, Forer, Gabbay & Kasierer be, and they hereby are, reappointed as independent auditors of the Company for the year ending December 31, 2011 and for such additional period until the next Annual General Meeting of shareholders.”

Vote Required

The affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy is necessary for the approval of the foregoing resolution.

13.           REVIEW OF AUDITOR’S REPORT AND FINANCIAL STATEMENTS

 At the Meeting, the Auditor’s Report and the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2010 will be presented for review. The Company’s Audited Consolidated Financial Statements were filed by the Company under Form 6-K on March 31, 2011, and on Form 20-F on June 30, 2011, with the U.S. Securities and Exchange Commission, and appear on its website: www.sec.gov as well as on the Company’s website: www.boscorporate.com . These financial statements are not a part of this Proxy Statement. This item will not involve a vote of the shareholders.

14.	OTHER BUSINESS

The Meeting is called for the purposes set forth in the Notice accompanying this Proxy Statement.  As of the date of the Notice, the Board of Directors knows of no business which will be presented for consideration at the Meeting other than the foregoing matters.

By Order of the Board of Directors,

        Edouard Cukierman
          Chairman of the Board of Directors
November, 2011

INDEMNIFICATION AGREEMENT

This INDEMNIFICATION AGREEMENT (the "Agreement") is made as of _____________, by and between B.O.S. Better Online Solutions Ltd., a company organized under the laws of the State of Israel with offices at 20 Freiman Street, Rishon Lezion 75101 Israel (the "Company"), and  _____________ ("Indemnitee").

WHEREAS, the Company desires to attract and retain Indemnitee to serve as an Office Holder in the Company and to provide Indemnitee with protection against liability and expenses incurred while acting in that capacity;

WHEREAS, the Company understands that Indemnitee has reservations about serving the Company without adequate protection against personal liability arising from such service, and that it is also of critical importance to Indemnitee that adequate provision be made for advancing costs and expenses of legal defense; and

WHEREAS, the Board of Directors and the shareholders of the Company have approved this Agreement as being in the best interests of the Company.

NOW, THEREFORE, in order to induce Indemnitee to serve or to continue to serve as an Office Holder of the Company the parties agree as follows:

1.              Contractual Indemnity.

The Company hereby agrees, subject to the limitations of Sections 2, 3, and 6 hereof, and the limitations mentioned in the Company’s Articles of Association, to indemnify Indemnitee, to the greatest extent possible under applicable law, against any liability or expense in respect of any act or omission of Indemnitee in his capacity as an Office Holder of the Company or of a company controlled, directly or indirectly, by the Company (a “Subsidiary”), or as a director or observer at Board meetings of a company not controlled by the Company but in which the appointment as a director or observer results from the Company’s holdings in such company or is made at the Company’s request (“Affiliate”), including: (i) a monetary obligation imposed on Indemnitee in favor of another person by a court judgment, including a judgment given in settlement or an arbitrator's award approved by court; (ii) reasonable litigation expenses, including advocates’ professional fees, incurred by the Office Holder pursuant to an investigation or a proceeding commenced against him by a competent authority and that was terminated without an indictment and without having a monetary charge imposed on him in exchange for a criminal procedure (as such terms are defined in the Companies Law), or that was terminated without an indictment but with a monetary charge imposed on him in exchange for a criminal procedure in a crime that does not require proof of criminal intent or in connection with a financial sanction; (iii) reasonable litigation expenses, including attorneys' fees, expended by Indemnitee or charged to Indemnitee by a court, in a proceeding instituted against Indemnitee by the Company or on its behalf or by another person, or in a criminal charge from which Indemnitee was acquitted, or in a criminal proceeding in which Indemnitee was convicted of an offense that does not require proof of criminal intent; (iv) expenses, including reasonable litigation expenses and legal fees, incurred by an Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law;  and (iv) payments to an injured party of infringement under Section 52ND(a)(1)(a) of the Securities Law (collectively referred to hereinafter as "Claim").

The Company shall indemnify the Indemnitee with respect to actions or ommissions occurring during his position as an Office Holder, even if (i) occurred prior to the signing of this document or (ii) at the time of Claim Indemnitee is no longer an Office Holder.

The termination of any action or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that (i) Indemnitee did not act in good faith and in a manner which Indemnitee reasonably believed to be in the best interests of the Company, or (ii) with respect to any criminal action or proceeding, Indemnitee had reasonable cause to believe that Indemnitee's conduct was unlawful.

2.           Limitations on Contractual Indemnity.

2.1
Indemnitee shall not be entitled to indemnification under Section 1, for financial obligation imposed consequent to any of the following: (i) a breach of the duty of fidelity by Indemnitee, unless the Indemnitee acted in good faith and had reasonable basis to assume that the act would not harm the Company; or (ii) a violation of the Indemnitee’s duty of care towards the Company, which was committed intentionally or recklessly (but not where the breach was negligent only); or (iii) an act committed with the intention to realize a personal unlawful profit; or (iv) a fine or monetary penalty imposed on Indemnitee; or (v) a counterclaim made by the Company or in its name in connection with a claim against the Company filed by Indemnitee.

2.2
The Company undertakes to indemnify all Office Holders it has resolved to indemnify for the matters and in the circumstances described herein, jointly and in the aggregate, in excess of the insurance proceeds received pursuant to Section 9, a total amount over the years, that shall not exceed an amount equal to US$2,500,000 (two million five hundred thousand US dollars), or such greater sum as shall, from time to time, be approved by the shareholders of the Company.

3.
Limitation of Categories of Claims.  The indemnification pursuant to sub-section (i) of the first paragraph of Section 1 above, shall only relate to liabilities arising in connection with acts or omissions of Indemnitee in respect of the following events and circumstances which are deemed by the Board of Directors of the Company to be foreseeable at the date hereof:

3.1
The offering of securities by the Company, a Subsidiary, or an Affiliate and/or by a shareholder thereof to the public and/or to private investors or the offer by the Company, a Subsidiary, and/or an Affiliate to purchase securities from the public and/or from private investors or other holders pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

3.2
Occurrences including reporting obligations resulting from the status of the Company and/or a Subsidiary and/or an Affiliate as a public company, and/or from the fact that the securities thereof were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

3.3
Occurrences in connection with investments the Company and/or Subsidiaries and/or Affiliates make in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by an Office Holder in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;

3.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

3.5	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

3.6	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

3.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

3.8
Actions taken in connection with labor relations and/or employment matters in the Company, Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

3.9
Actions in connection with the developing, testing and manufacturing of products by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

3.10
Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

3.11
Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, that have been decided upon, whether such policies and procedures are published or not.

4.
Expenses; Indemnification Procedure.  The Company shall advance Indemnitee all expenses incurred by Indemnitee in connection with a Claim on the date on which such amounts are first payable, but has no duty to advance payments in less than twenty (20) days following delivery of a written request therefor by Indemnitee to the Company. Advances given to cover legal expenses in criminal proceedings will be repaid by Indemnitee to the Company if Indemnitee is found guilty of a crime that requires criminal intent. Other advances will be repaid by Indemnitee to the Company if it is determined by the Company’s legal counsel that Indemnitee is not lawfully entitled to such indemnification.

5.	Notification and Defense of Claim. If any action, suit, proceeding or other Claim is brought against Indemnitee in respect of which indemnity may be sought under this Agreement:

5.1
Indemnitee will promptly notify the Company in writing of the commencement thereof, and the Company will be entitled to participate therein at its own expense or to assume the defense thereof and to employ counsel reasonably satisfactory to Indemnitee. Indemnitee shall have the right to employ his own counsel in connection with any such Claim and to participate in the defense thereof, but the fees and expenses of such counsel shall be at the expense of Indemnitee unless (i) the Company shall not have assumed the defense of the Claim and employed counsel for such defense, or (ii) the named parties to any such action include both Indemnitee and the Company, and Indemnitee shall have reasonably concluded that joint representation is inappropriate under applicable standards of professional conduct due to a material conflict of interest between Indemnitee and the Company.

5.2
The Company shall not be liable to indemnify Indemnitee for any amounts paid in settlement of any Claim effected without the Company's written consent, and the Company shall not settle any Claim in a manner which would impose any penalty or limitation on Indemnitee without Indemnitee's written consent; provided, however, that neither the Company nor Indemnitee will unreasonably withhold its consent to any proposed settlement and, provided further, that if a Claim is settled by the Indemnitee with the Company's written consent, or if there be a final judgment or decree for the plaintiff in connection with the Claim by a court of competent jurisdiction, the Company shall indemnify and hold harmless Indemnitee from and against any and all losses, costs, expenses and liabilities incurred by reason of such settlement or judgment.

5.3	Indemnitee shall give the Company such information and cooperation as it may reasonably require and as shall be within Indemnitee's power.

6.
Partial Indemnification.  If Indemnitee is entitled to indemnification by the Company for some or a portion of the expenses, judgments, fines or penalties incurred by him in the investigation, defense, appeal or settlement of any civil or criminal action or proceeding, but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion of such expenses, judgments, fines or penalties to which Indemnitee is entitled.

7.
Other Indemnification.   The Company will not indemnify Indemnitee for any liability with respect to which Indemnitee has received payment by virtue of an insurance policy or other indemnification agreement, other than for amounts which are in excess of the amount actually paid to Indemnitee pursuant to such agreements.

8.	Collection from a Third Party. The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

9.
Insurance.  The Company shall maintain an insurance with a reputable insurer (the “Insurer”) to insure the liability of the Indemnitee for an obligation imposed on him in consequence of an act done in his capacity as an Office Holder of the Company, in any of the following cases:

9.1           a breach of the duty of care vis-à-vis the Company or vis-à-vis another person.

9.2	a breach of the duty of fidelity vis-à-vis the company, provided that the director acted in good faith and had reasonable basis to assume that the act would not harm the Company.

9.3	a monetary obligation imposed on him in favor of another person.

9.4
(i) expenses, including reasonable litigation expenses and legal fees, incurred by the Office Holder as a result of a proceeding instituted against such Office Holder in relation to (A) infringements that may result in imposition of financial sanction pursuant to the provisions of Chapter H'3 under the Securities Law or (B) administrative infringements pursuant to the provisions of Chapter H'4 under the Securities Law or (C) infringements pursuant to the provisions of Chapter I'1 under the Securities Law and (ii) payments made to the injured parties of such infringement under Section 52ND(a)(1)(a) of the Securities Law.

The abovementioned insurance for all of the Office Holders of the Company shall be in the total amount of not less than US$5,000,000 (five million US Dollars) (the “Insurance Policy”). The Company undertakes to maintain such insurance during the period the Indemnitee serves as a director of the Company and for a period of 7 (seven) years commencing on the day Indemnitee has ceased from serving as a director of the Company.

The Company shall give prompt written notice of any Claim to the Insurer in accordance with the procedures set forth in the Insurance Policy.  The Company shall thereafter take all necessary or desirable action to cause the Insurer to pay, on behalf of the Indemnitee, all amounts payable as a result of such proceeding in accordance with the terms of the Insurance Policy.

10.
Exemption. The Company hereby exempts you, to the fullest extent permitted by law, from any liability for damages caused as a result of a breach of your duty of care towards the Company, provided that in no event shall you be exempt with respect to any actions listed in Section 2.1 above and provided further that in no event shall you be exempt from any liability for damages caused as a result of a breach of your duty of care towards the Company in the event of a Distribution (as defined in the Companies Law).

1~~0~~1.
No Restrictions.   For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify the Indemnitee post factum for any amounts which the Indemnitee may be obligated to pay as set forth in Section 1 above without the limitations set forth in Sections 2 and 3 above.

1~~1~~2.
Severability.  Each of the provisions of this Agreement is a separate and distinct agreement and independent of the others, so that if any provision hereof shall be held to be invalid or unenforceable for any reason, such invalidity or unenforceability shall not affect the validity or enforceability of the other provisions hereof. In any event, the undertakings of the Company and the categories of claims in Section 3, shall be construed as widely as permitted by law.

1~~2~~3.
Attorneys' Fees.  In the event of any litigation or other action or proceeding to enforce or interpret this Agreement, the prevailing party as determined by the court shall be entitled to an award of its reasonable attorneys' fees and other costs, in addition to such relief as may be awarded by a court or other tribunal.

1~~3~~4.
Notice.  All notices, requests, demands and other communications under this Agreement shall be in writing and shall be deemed duly given (i) if delivered by hand or by fax or other means of electronic communication and receipted for by the party addressee, on the date of such receipt, or (ii) if mailed by certified or registered mail with postage prepaid, on the third business day after the date postmarked.

1~~4~~5.
Governing Law; Binding Effect; Amendment. This Agreement shall be governed by and construed under the laws of the State of Israel. The parties agree to submit themselves to the exclusive jurisdiction of the courts in Tel-Aviv or Jerusalem. This Agreement shall be binding upon Indemnitee and the Company, their successors and assigns, and shall inure to the benefit of Indemnitee, his heirs, personal representatives and assigns and to the benefit of the Company, its successors and assigns. No amendment, modification, termination or cancellation of this Agreement shall be effective unless in writing signed by both parties hereto.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

B.O.S. Better Online Solutions Ltd.                                                  Indemnitee

By:___________________

Name:	Name:___________________

Title:	Address:_________________